Filed by Digi International Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934, as amended.

Subject Company: NetSilicon, Inc.
Commission File No.: 0-26761

Digi International

# *A Powerful Combination for Growth in Device Connectivity*

Joe Dunsmore, Chairman President and CEO
Kris Krishnan, Senior VP and CFO

NetSilicon Digi Connectware™

# Safe Harbor Statement



During our discussion, we will make forward-looking statements concerning future results, performance, expectations, or intentions.  Actual results, performance, or developments could differ materially from those expressed or implied by these forward-looking statements as a result of known and unknown risks, uncertainties, and other factors including those identified in the Company's Form 10-K and other periodic filings with the Securities and Exchange Commission.

# Digi 2001 Highlights

| | |
|---|---|
| Sales | $124.1 million |
| Adjusted net income* | $4.961 million |
| **Cash flow (EBTDA)** | **$11.4 million** |
| 2 Acquisitions | I/O Networks & Decision Europe |
| MiLAN Recovery | 67% Growth |

** Net income excluding amortization of intangible assets acquired in business combinations, restructuring and asset impairment charges, net of taxes and related deferred tax benefits.*

Digi International

NetSilicon

Digi Connectware™

# Digi's Strong Balance Sheet

***Cash & Marketable Securities***



(millions)
$70
$60
$50
$40
$30
$20
$10
$0
$4
$11
$26
$35
$39
$48
$52
$59
$6.2
$57
$54
$50
$56
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr

*Cash paid for I/O Networks and Decision Europe*

**Current Ratio is 5.2 to 1**

NetSilicon

Digi Connectware™

Digi International

# Positioning Digi for High Growth

F2000 → F2001 → F2002 → F2003

| Phase I | Phase II | Phase III |
|---|---|---|
| Clean-up | Positioning Digi for Growth | Driving High-Growth Businesses |
| • Reorganize Europe<br>• Clean up MiLAN<br>• Stop RAS investment<br>• Retool senior management, sales and engineering positions<br>• Stabilize business | • Acquire Inside Out Networks - USB<br>• Acquire Decision Europe & Launch Digi One<br>• Create Connectware category – hardware and software solutions | • Acquire NetSilicon<br>• Acquire additional niche high growth opportunity businesses<br>• Develop products using acquired technology |

NetSilicon

Digi Connectware™

# Digi/NetSilicon Overview

| | | |
|---|---|---|
| **NASDAQ Ticker:** | DGII | NSIL |
| **Headquarters:** | Minnetonka, MN | Waltham, MA |
| **Employees:** | 423 | 120 |
| **Offices:** | CA, TX, IL<br>Germany, Hong Kong<br>China | Germany, Japan<br>Korea |
| **Distribution:** | 2-tier | OEM |
| **Market:** | Share leader (50%+) in Serial & USB connectivity | Leading provider Ethernet micro-processing solutions |
| **Differentiators:** | Quality/reliability<br>Technical support | Fastest time-to-market<br>Lowest cost of ownership |

NetSilicon

Digi Connectware™

# Digi/NetSilicon Investment Highlights

- High growth markets focus
  - $50M in FY02 to $150M expected by FY04 (73% annually)
- Market leadership position
- Strong balance sheet and cash position
- Solid mature products base to fuel growth
- "1+1=4" Proposition
  - Complementary
  - Strategic synergies
  - Unique valuation growth opportunity

# Digi/NetSilicon Combination Capitalizes on Industry Trends

- Migration of serial devices from direct connect to Ethernet still growing
- Migration from async serial port expansion to USB to serial connectivity in some key verticals
- Wireless connectivity providing flexibility and mobility emerging requirement in key verticals
  - Retail POS, Factory Automation, Hospitality
- Rapid adoption for networked devices (embedded Ethernet)
  - Factory and building control systems, retail POS,
  - Equipment monitoring & control, home automation, etc.
  - Technology enablers include powered Ethernet, low cost, and smaller size form factors
- Networking engineers are scarce… and getting more scarce

# Digi Product Samples








Digi
Digi One RealPort


Digi
PortServer TS 2

# NetSilicon-Current Customer's Device Samples


Epson
Hirschmann
Portsmith
Ciprico
Ricoh
WWW.NETSILICON.COM

NetSilicon

# Digi/NetSilicon: Long-Term Connectware Product Leadership

| Platforms / Products | Digi Position |
|---|---|
| System on Software | NetSilicon *#1* |
| USB | Inside Out *#1* |
| Terminal Server | *#1 or #2* |
| Device Server | *Entered Q401* |
| 802.11 to Serial/USB | *Entered Q301* |
| Async Multi-Port Serial I/O | *#1* |

Green = Growth

Blue = Mature

NetSilicon

Digi Connectware™

Digi International

# Trends Drive a Growth Market for Connectware

**Digi/NetSilicon**

**Market Share**

- ***2001 approx 15%***
- ***2004 approx 20% (est.)***



Addressable Market
(millions)
$1,200
$1,000
$800
$600
$400
$200
$0
2000
2001
2002
2003
2004
Mature Products
Terminal Servers
Device Server
USB
SOC & SoftWare

Source: Digi estimates based on Gartner Group, May 2000, Competitive 10Q's, PCData, and competitive intelligence

# Data Acquisition Example


Fuel Tank
AccelePort Xp
Network Server
Flow Meter
Pipeline
Flow Meter
Digi One
Network Server
Ethernet LAN
Flow Meter
Digi One Embedded
Network Server
Ethernet LAN

## Serial Card - Digi

- Serial cables must be run from server to each device.
- Network intelligence (TCP/IP protocol software) resides in server.

## Digi One - Xcell

- Device attached to existing Ethernet via Digi One™.
- Network intelligence (TCP/IP) resides in Digi One device server.
- Easy to connect and manage new devices.

## Embedded - NetSilicon

- Device attached directly to existing Ethernet, via Net+Works embedded module.
- Network intelligence (TCP/IP) resides in device.
- Inexpensive value-add to devices.

NetSilicon

Digi Connectware™

Digi International

# Digi/NetSilicon Strategy

- Develop key vertical markets
- Grow technology lead in value-added integration
- Increase new Connectware product flow rate to end customers and OEMs
- Leverage mature products to maximize cash flow
- Make strategic niche acquisitions and sign strategic partnerships

# Device Connectivity Competitive Positioning


More expensive
Large
Serial, USB, &
Embedded
Types of Devices
Inexpensive
Small
Embedded only
NetSilicon
$35M
Digi One
Digi-$130M
(approx $100M Connectware)
Echelon
$50M
Embedded
Low
Port Count
High

# Digi/NetSilicon: Differentiating from the Competition

- Full Connectware product scope
  - None have SOC
  - None have integrated offerings
- Full Distribution channel coverage
  - Others are in only one channel
- Brand loyalty in channels
- More than double sales volume and number of dedicated engineers than our key competitors
- Strong position in early-adopter SOC customers

NetSilicon Digi Connectware™

# Digi/NetSilicon: Experienced Senior Management

***In addition to the senior executives listed below, Digi leverages its strong team of executive managers with deep industry experience.***

| Senior Manager | Title | Years Experience | Start Date |
|---|---|---|---|
| Joe Dunsmore | Chairman, President & CEO | 20 | 1999 |
| Pete Peterson | Senior VP Business Development | 40 | 1984 |
| Bill Peisel | Chief Technology Officer | 30 | 1987 |
| Kris Krishnan | Senior VP, CFO | 23 | 1999 |
| Bruce Berger | VP NetSilicon | 18 | 2000 |
| Joel Young | VP R&D | 15 | 2000 |

+15 other top caliber executives

Blue = NetSilicon management

NetSilicon

Digi Connectware™

# Digi/NetSilicon: Serving Industry Leaders Worldwide

IBM
Tech Data
Sun microsystems
INGRAM MICRO
Lucent Technologies
XEROX
@ MERISEL
MOTOROLA
SIEMENS
Microsoft
COMPAQ
Novell
intel
redhat. ISV PARTNER
sgi
intel
NCR
HEWLETT PACKARD Expanding Possibilities

NEC
NORTEL NETWORKS
D
GE FANUC
PHOENIX CONTACT INNOVATION IN INTERFACE
Schneider Electric
MITSUBISHI ELECTRIC
AVAYA communication
ABB
NetSilicon
XEROX
MINOLTA
Konica
RICOH
SHARP
TriMedia TECHNOLOGIES INC
Schindler
Digi Connectware

# Digi/NetSilicon Vision


Connectivity Technology Integration Cycle *(Timeline)*
Basic Box
Modifiable Box
Modifiable Board
Network Communications Co-Processor & Software
Single Processor For Network Communications And Applications
Digi Leadership
NetSilicon Leadership

*Digi/NetSilicon Will Meet Customers' Needs through the Entire Connectivity Technology Integration Cycle*

# Digi/NetSilicon
# Complementary Strengths Summary

| Company | Technology | | Sales | | Products | | | | | Vertical Markets | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Core Tech. (HW / SW) | End Product (HW / SW) | 2-Tier Distribution | OEM Sales | USB | Serial | Terminal Server | Wireless | Embedded | Industrial Automation | Retail POS | Hospitality | Digial Copier & Printer | Building Control | Home Automation |
| Digi | | X | X | | X | X | X | X | | X | X | X | | | |
| NetSilicon | X | | | X | | | | | X | X | | | X | X | X |
| Combined | X | X | X | X | X | X | X | X | X | X | X | X | X | X | X |

# Acquisition Agreement

- Shares of NetSilicon will be exchanged for .65 shares of Digi stock
- Digi to pay a maximum of $15 million in cash, if cash is oversubscribed, cash will be distributed on a pro-rata basis
- NetSilicon shareholders choose either cash, stock or a combination of cash and stock
- Sorrento networks has indicated their approval of the transaction and their desire to receive the maximum amount of cash
- Transaction subject to shareholder approval by both companies
- Transaction expected to close by the end of the second fiscal quarter
- Sorrento restricted in their ability to sell shares after closing of transaction

Digi International

NetSilicon

Digi Connectware™

# Financial Review

# Digi Financial Highlights

| *(in millions)* | FY01 | FY00 |
|---|---|---|
| Sales | $124.1 | $132.5 |
| Net income (loss) | ($1.8) | ($16.8) |
| Restructuring, Amortization & Asset write-down | $6.7 | $20.4 |
| Adjusted net income* | $4.9 | $3.6 |
| **Cash flow (EBTDA)** | **$11.4** | **$10.4** |
| **EPS*** | **$0.32** | **$0.23** |
| **EBTDA per Share** | **$0.75** | **$0.68** |

* *Net income excluding amortization of intangible assets acquired in business combinations, restructuring and asset impairment charges, net of taxes and related deferred tax benefits.*

NetSilicon

Digi Connectware™

Digi International

# Key Digi & NetSilicon Financial Statistics

| *(Millions)* | ***DIGI Q401*** ***As of 9/30/01*** | ***NSIL Q201*** ***As of 7/28/01*** |
|---|---|---|
| Cash | $56.2 | $11.3 |
| A/R *(Net)* | $16.2 | $3.8 |
| Inventory *(Net)* | $16.8 | $5.1 |
| DSOs | 56 | 52 |
| Inventory Turns | 3.3 | 2.4 |

NetSilicon

Digi Connectware™

# Strong Cash Position

*Digi Cash & Marketable Securities (millions)*


$70
$60
$50
$40
$30
$20
$10
$0
$11
$26
$35
$39
$48
$52
$59
$57
$54
$2.3
$50
$56
$47
1st Qtr '99
2nd Qtr '99
3rd Qtr '99
4th Qtr '99
1st Qtr '00
2nd Qtr '00
3rd Qtr '00
4th Qtr '00
1st Qtr '01
2nd Qtr '01
3rd Qtr '01
4th Qtr '01
Post-Close (estimate)

*Cash paid for I/O Networks and Decision Europe*

**Current Ratio is 5.2 to 1**

Digi International

# Growth Markets Forecast
# Year over Year Growth



$200
$150
$100
$50
$0
2000A
2001A
2002E
2003E
2004E
72%
100%
34%
29%
36%
39%
Digi
Combined

*Estimated

NetSilicon Digi Connectware™

# NetSilicon Customers in Development Drive Long-term Revenue Ramp

- Ramp from design to shipping = 1 to 2 years
- Ramp from shipping to volume purchases = additional 1 to 3 years
- Example: 50 development customers in 1999 ***only begin*** contributing to revenue from 2001 to 2004



Number of Custom
700
600
500
400
300
200
100
0
50 T
123 T
80
340 T
261
79
500T
375
125
FY 1999A
FY 2000A
FY 2001A
FY 2002E
Customers in Development
Shipping Customers

NetSilicon Digi Connectware™

# Competitor Valuation Comps
## *based on 90 days (6/13-10/24)*

| | *Market Cap Average* | *Enterprise Value* | *Enterprise Value/ LTM Sales* |
|---|---|---|---|
| Digi | $123.6M | $81.7M | .6X |
| NetSilicon | $48.5M | $37.2M | 1.1X |
| Lantronix | $402.2M | $386.8M | 7X |
| Echelon | $818.1M | $696.6M | 13.5X |

# Digi & NetSilicon Synergies

***Cost Savings***

- Operational
- Administrative
- COGS cost reductions

***Revenue Enhancements***

- Leveraging NetSilicon's OEM channel with Digi's board (& possibly box) products
- Adding product differentiation by integrating NetSilicon SOC into Digi device servers
- Cross-selling Digi's OEM and direct customers with NetSilicon's SOC solutions (e.g. NCR, Optimal Robotics, Symbol)

# Digi/NetSilicon Investment Highlights

- High growth markets focus
  - $50M in FY02 to $150M expected by FY04 (73% annually)
- Market leadership position
- Strong balance sheet and cash position
- Solid mature product lines base to fuel growth
- "1+1=4" Proposition
  - Complementary
  - Strategic synergies
  - Unique valuation growth opportunity